Exhibit 6.13

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into as of the 1 day of July, 2025__ (the "Effective Date"), between **Doc.com Inc, a Delaware corporation**, whose principal place of business is 169 Madison Ave STE 15043 New York, NY 10016, the "Com an " and **Daniel Fraser** , an individual whose address is [redacted] (the "Executive"). This agreement supersedes any and all previous employment agreements as of the effective date.

RECITALS

A. The Company is a Delaware corporation and is principally engaged in the provision of telehealth services, and the administration and distribution of highly sought-after pharmaceuticals, as well as epidemiological analytics with machine learning and blockchain technology (the "Business").

B. The Executive has extensive experience in the fields described in Exhibit A, which the parties attach hereto and incorporate into this Agreement for all purposes.

C. The Company desires to employ the Executive and the Executive desires to serve the Company.

D. The parties expressly Company will demand from Executive, as a material inducement for consummating this Agreement, a restrictive employment covenant, commonly known as a noncompete clause; and Executive agrees to comply with the terms of such covenant.

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Executive do hereby agree as follows:

1. Recitals. The above recitals are true, correct, and are herein incorporated by reference.

2. Employment. The Company hereby employs the Executive, and the Executive hereby accepts employment, upon the terms and conditions hereinafter set forth.

3. Authority and Power During Employment Period.

    a. Duties and Responsibilities. The parties agree that Exhibit A shall determine the scope, title, and general authority of the Executive while the Company employs the Executive.

    b. Time Devoted. Throughout the term of the Agreement, the Executive shall devote most of the Executive's business time and attention to the business and affairs of the Company consistent with the Executive's position with the Company.

4. Term. The provisions of Exhibit A shall determine the Term of this Agreement, which shall also include, if any, the extensions or renewals of this Agreement. The parties intend this Agreement to automatically renew for a period of one year commencing on the expiration of the Term as described in Exhibit A, subject to the following conditions:

a. This Agreement shall not automatically renew if either party has caused an event of Default (defined below) and has not commenced remedial measures to cure such Default.

b. Either party provides notice to the other party of such party's intent not to renew or extend this Agreement. Such notice must be in writing, using the methods herein provided, and the issuing party must provide such notice not later than ninety (90) days prior to the next occurring expiration of the Term.

5. Compensation and Benefits.

a. Salary. The Company shall compensate the Executive in accordance with Exhibit A, beginning on the Effective Date. In the event that the parties structure certain portions of the Executive's compensation to be deferred, earned or vested upon a later date or occurrence, and Exhibit A details such structure or conditions, the Company shall carry out all necessary or prudent actions to strictly fulfill the provisions contained in Exhibit A. It is the intent of the parties that this provision shall apply to all bonuses and other considerations the Company has offered to Executive.

b. Executive Benefits. The Company shall offer and provide to the Executive participation in the benefits program (employee or executive, as applicable) that the Company may maintain from time to time. The Company shall have the right to alter the benefits its offers, but may do so as the law may allow.

c. Vacation. Exhibit A shall detail or describe the vacation time allocated to Executive. It is the express intent of the parties that vacation time qualifies as "paid time off" and is part of Executive's compensation. In the event that the Company requires or desires that the Executive perform work while on vacation shall be credited back to the Executive.

d. Business Expense Reimbursement. During the Term of employment, the Executive shall be entitled to receive proper reimbursement for all reasonable, out-of-pocket expenses the Executive may incur. The Company shall make such reimbursements in accordance with the policies and procedures that the Company may from time to time for its executives), provided the Executive complies with such policies.

6. Consequences of Termination of Employment.

a. Death. In the event of the death of the Executive during the Term, the Company shall pay, or shall cause to be paid such compensation arising prior to the Executive's death. Company shall make such payments to the Executive's designated beneficiary, or, in the absence of such designation, to the Executive's estate or other legal representative within a reasonable time following the death, not to exceed thirty days thereafter. Company shall determine other death benefits in accordance with the terms of the Company's benefit programs and plans.

b. Disability.

(i) In the event that Executive should become subject to a Disability (defined below), the Company shall pay to Executive the compensation established and due in accordance with the Company's disability compensation practice for senior executives, including any separate arrangement or policy covering the Executive. In all events the Company shall continue to pay to Executive the Executive's salary for a period, at the annual rate in effect immediately prior to the commencement of disability, of five (5) days from the date on which the Disability initially commenced. Any amounts provided for in this Section 6(b) shall be offset by other long-term disability benefits provided to the Executive by the Company.

(ii) "Disability," for the purposes of this Agreement, shall be deemed to have occurred in the event

(a) the Executive is unable by reason of sickness or accident to perform the Executive's duties under this Agreement for an aggregate of 30 days in any twelve-month period; or

(b) a court of competent jurisdiction appoints a guardian over Executive. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of Disability as defined in the preceding sentence.

(iii) Anything herein to the contrary notwithstanding, if the Company terminates Executive's employment due to Disability as provided in the preceding paragraph, and if the Executive obtains employment or reemployment, whether as an executive or a consultant to the Company, any salary, annual incentive payments or other benefits that the Executive earns from such reemployment shall offset any salary continuation owed to the Executive under this Agreement, and such offset shall commence with the date of reemployment.

c. Company's Election to Terminate.

(i) Nothing herein shall prevent the Company from terminating Employment as hereinafter defined. The Company shall continue to pay salary only for the period ending twenty (20) days after the date of such termination plus any accrued or earned Bonus through such date of termination. Any rights and benefits the Executive may have in respect of any other compensation shall be determined in accordance with the terms of such other compensation arrangements or such plans or programs. At its discretion, the Company may terminate the executive's employment immediately, with or without cause.

(ii) "Cause" shall mean and include those actions or events specified below in subsections (a) through (g) to the extent the same occur, or the events constituting the same take place, subsequent to the date of execution of

this Agreement:

(a) Committing or participating in an injurious act of fraud, gross neglect or embezzlement against the Company;
(b) committing or participating in any other injurious act or omission in a manner which was negligent against the Company, monetarily or otherwise;
(c) engaging in a criminal enterprise involving moral turpitude;
(d) conviction of an act or acts constituting a felony under the laws of the United States or any state thereof;
(e) any assignment of this Agreement by the Executive in violation of this Agreement;
(f) failure to discharge duties under this Agreement;
(g) general failure to satisfy Board of Directors or President as to performance of duties.

(iii) As to the Company's decision or consideration to terminate Executive, the Company shall have no authority, and shall not, under any circumstances, take into account Executive's actions, events, or circumstances occurring or taking place at any time prior to the date of this Agreement.

(iv) Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a notice of termination stating that the Executive committed one of the types of conduct constituting Cause, and specifying the particulars thereof, and the Executive shall then have ten (10) days thereafter to cure such conduct, if possible.

d. Termination by the Company Other than for Cause. The foregoing notwithstanding, the Company may terminate the Executive's employment for whatever reason it deems appropriate immediately; provided, however, that in the event that Company does not allege Cause, then the Company may terminate this Agreement by providing written notice to Executive of not less than three (3) months prior to the termination date. During such three (3) month period, the parties shall continue to fulfill their respective obligations pursuant to this Agreement. Following the termination date, the Company shall continue to pay the Executive's salary and provide such other compensation as required by Exhibit A, for twelve (12) months thereafter, or the remainder of this agreement, whichever is lesser. All granted options vest immediately upon termination other than cause.

e. Voluntary Termination. In the event the Executive terminates the Executive's employment on the Executive's own volition prior to the expiration of the Term of this Agreement, Company shall be under no obligation to provide to Executive compensation other than such salary, vested options, and earned bonus accrued or owed prior to the date of voluntary termination. The Executive shall provide written notice of such termination not later than three (3) months prior to the date of such termination.

f. Termination Following a Change of Control.

(i) In the event that a "Change in Control" of the Company shall occur at any time during the Term hereof, the Executive shall have the right to terminate the Executive's employment under this Agreement upon thirty (30) days written notice given at any time within one year after the occurrence of such event, and, in any such event, Executive shall be entitled to (A) vesting of all options; and (B) payment of remaining salary, bonuses, and benefits for the remainder of the Term, or one year, whichever period is longer.

(ii) For purposes of this Agreement, a "Change in Control" of the Company shall mean a change in control (A) as set forth in Section 280G of the Internal Revenue Code, or (B) of a nature that would be required to be reported in response to Item 1 of the current report on Form 253g or Form 8K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); provided that, without limitation, such a change in control shall be deemed to have occurred at such time as:

(a) any "person", other than the Executive, (as such term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's outstanding securities then having the right to vote at elections of directors; or,

(b) There is a failure to elect three or more (or such number of directors as would constitute a majority of the Board of Directors) candidates nominated by management of the Company to the Board of Directors; or

(c) The individuals who at the commencement date of the Agreement constitute the Board of Directors cease for any reason to constitute a majority thereof unless the election, or nomination for election, of each new director was approved by a vote of at least two thirds of the directors then in office who were directors at the commencement of the Agreement; or

(d) the business of the Company for which the Executive's services are principally performed is disposed by the Company pursuant to a partial or complete liquidation of the Company, a sale of assets (including stock of a subsidiary of the Company) or otherwise. Anything herein to the contrary notwithstanding, this Section 6(g)(2) will not apply where the Executive gives the Executive's explicit written waiver stating that for the purposes of this Section 6(g)(2) a Change in Control shall not be deemed to have occurred. The Executive's participation in any negotiations or other matters in

relation to a Change in Control shall in no way constitute such a waiver which can only be given by an explicit written waiver as provided in the preceding sentence.

7. Restrictive Covenants: Noncompete, Nondisclosure, and Non-solicitation. As herein used, the term "Restrictive Covenant" shall mean and include the following:

   a. Covenant Not to Compete and Not to Solicit. The Executive acknowledges and recognizes the highly competitive nature of the Company's business and the goodwill, continued patronage, and specifically the names and addresses of the Company's Clients (defined below) constitute a substantial asset of the Company having been acquired through considerable time, money and effort. Accordingly, in consideration of the execution of this Agreement, in the event the Company terminates the Executive's employment by reason of Disability, or for Cause, then the Executive agrees to the following:

      (i) That during the Restricted Period (as hereinafter defined) and within the Restricted Area (as hereinafter defined), the Executive will not, individually or in conjunction with others, directly or indirectly, engage in any Competitive Business Activities (as hereinafter defined), whether as an officer, director, proprietor, employer, partner, independent contractor, investor (other than as a holder solely as an investment of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor or agent.

      (ii) That during the Restricted Period and within the Restricted Area, the Executive will not, directly or indirectly, compete with the Company by soliciting, inducing or influencing any of the Company's Clients, employees, investors, or vendors, which have a business relationship with the Company at the time during the Restricted Period with the intent to discontinue or diminish the extent of such relationship with the Company.

   b. Covenant of Non-Disclosure of Information. Upon either party's election to terminate this Agreement for any reason, Executive agrees that, during the Restricted Period, Executive will not use or disclose any Proprietary Information of the Company for the Executive's own purposes or for the benefit of any entity engaged in Competitive Business Activities. As used herein, the term "Proprietary Information" shall mean trade secrets or confidential proprietary information of the Company which are material to the conduct of the business of the Company. No information can be considered Proprietary Information unless the such information is a unique process or method material to the conduct of Company's Business and is also nonpublic, or is a customer list or similar list of persons engaged in business activities with Company. Executive further agrees to return all Documents in Executive's possession at the time of termination.

   c. Documents. "Documents" shall mean all original written, recorded, or graphic matters whatsoever, and any and all copies thereof, including, but not limited to: papers; books; records; tangible things; correspondence; communications; telex messages; memoranda; work-papers; reports; affidavits; statements; summaries;

analyses; evaluations; client records and information; agreements; agendas; advertisements; instructions; charges; manuals; brochures; publications; directories; industry lists; schedules; price lists; client lists; statistical records; training manuals; computer printouts; books of account, records and invoices reflecting business operations; all things similar to any of the foregoing however denominated. In all cases where originals are not available, the term "Documents" shall also mean identical copies of original documents or non-identical copies thereof.

d. Company's Clients. The Company's "Clients" shall be deemed to be any partnerships, corporations, professional associations or other business organizations for whom the Company has performed Business Activities.

e. Restrictive Period. The "Restrictive Period" shall be deemed to be twelve (12) months following termination of this Agreement.

f. Competitive Business Activities. The term "Competitive Business Activities" as used herein shall be deemed to mean the Business.

g. Covenants as Essential Elements of this Agreement. It is understood by and between the parties hereto that the foregoing covenants are essential elements of this Agreement, and that but for the agreement by the Executive to comply with such covenants, the Company would not have agreed to enter into this Agreement. Such covenants by the Executive shall be construed to be agreements independent of any other provisions of this Agreement. The existence of any other claim or cause of action, whether predicated on any other provision in this Agreement, or otherwise, as a result of the relationship between the parties shall not constitute a defense to the enforcement of such covenants against the Executive.

h. Survival After Termination of Agreement. Notwithstanding anything to the contrary contained in this Agreement, the restrictive covenants in in this Agreement shall survive the termination of this Agreement and the Executive's employment with the Company for the time periods herein provided.

i. Remedies.

   (i) The Executive acknowledges and agrees that the Company's remedy at law for a breach or threatened breach of any of the Restrictive Covenants would be inadequate and a breach thereof will cause irreparable harm to the Company. In recognition of this fact, in the event that Executive commits any act that is determined to be a breach of one or more of the Restrictive Covenants, the Executive agrees that, in addition to any remedy at law available to the Company, including, but not limited to monetary damages, the Company may terminate or suspend all rights of the Executive to payment or other benefits arising under this Agreement. The Company shall have no obligation to post any bond, and shall be entitled to obtain, and the Executive agrees not to oppose the Company's request for, equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunctions, or any other equitable remedy which may then be available to the Company.

(ii) The Executive acknowledges that the granting of a temporary injunction, temporary restraining order, or permanent injunction merely prohibiting the use of Proprietary Information would not be an adequate remedy upon breach or threatened breach of one or more of the Restrictive Covenants, and consequently agrees, upon proof of any such breach, to the granting of injunctive relief prohibiting any form of competition with the Company. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach.

8. Indemnification.

a. The Executive's to indemnification from the Company shall exist and continue as required by applicable law, or by the Articles of Incorporation and/or the Bylaws of the Company to the maximum extent permitted by law, with respect to matters occurring on or prior to the termination of Executive's employment with the Company. Company shall pay or reimburse Executive for all reasonable expenses, including attorneys' fees, arising under or from Company's duty to indemnify Executive. In the event that a court of competent jurisdiction determines that Executive must repay any portion of such reimbursements to Company, then the payments for same must be made not later than twelve (12) months after the termination of all proceedings, if any, which relate to such matters.

b. The Company specifically acknowledges and agrees that the Executive has personally guaranteed, or may issue one or more such guarantees, to support certain obligations on behalf of the Company and further that the Executive is personally liable for certain obligations of the Company. The Company shall indemnify and hold the Executive harmless from any and all obligations that the Executive may incur, including, without limitation, costs, and attorneys' fees in connection with such guaranties or personal liabilities. The Company shall reimburse Executive all expenses the Executive incurs as a result of such personal guarantees. Company shall make such reimbursements not later than three (3) days following Executive's notice of same.

9. Withholding. Company shall comply with all state and federal withholding requirements as to amount subject to same, if any, relating to tax and other payroll deductions. In lieu of withholding such amounts, the Company may accept other arrangements pursuant to which it is satisfied that such tax and other payroll obligations will be satisfied in a manner complying with applicable law or regulation.

10. Notices. Any notice required or permitted to be given under the terms of this Agreement shall be sufficient if in writing and if sent postage prepaid by registered or certified mail, return receipt requested; by overnight delivery; by courier; or by confirmed telecopy, in the case of the Executive to the Executive's last place of business or residence as shown on the records of the Company, or in the case of the Company to its principal office as set forth in the first paragraph of this Agreement, or at such other place as it may designate.

11. Waiver. Unless agreed in writing, the failure of either party, at any time, to require

performance by the other of any provisions hereunder shall not affect its right thereafter to enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

12. Completeness and Modification. This Agreement constitutes the entire understanding between the parties hereto superseding all prior and contemporaneous agreements or understandings among the parties hereto concerning the Employment Agreement. This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties or, in the case of a waiver, by the party to be charged.

13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one agreement.

14. Binding Effect/Assignment. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and assigns. This Agreement shall not be assignable by the Executive but shall be assignable by the Company in connection with the sale, transfer or other disposition of its business or to any of the Company's affiliates controlled by or under common control with the Company.

15. Governing Law. This Agreement shall become valid when executed and accepted by the Company. The parties agree that it shall be deemed made and entered into in the State of Delaware and shall be governed and construed under and in accordance with the laws of the State of Delaware. Anything in this Agreement to the contrary notwithstanding, the Executive shall conduct the Executive's business in a lawful manner and faithfully comply with applicable laws or regulations of the state, city or other political subdivision in which the Executive is located.

16. Further Assurances. All parties hereto shall execute and deliver such other instruments and do such other acts as may be necessary to carry out the intent and purposes of this Agreement.

17. Headings. The headings of the sections are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

18. Survival. Any termination of this Agreement shall not, however, affect the ongoing provisions of this Agreement which shall survive such termination in accordance with their terms.

19. Severability. The invalidity or unenforceability, in whole or in part, of any covenant, promise or undertaking, or any section, subsection, paragraph, sentence, clause, phrase or word or of any provision of this Agreement shall not affect the validity or enforceability of the remaining portions thereof.

20. Enforcement. Should it become necessary for any party to institute legal action to enforce

the terms and conditions of this Agreement, the successful party will be awarded reasonable attorneys' fees at all trial and appellate levels, expenses and costs.

21. Venue. Company and Employee acknowledge and agree that the Manhattan, New York, NY courts (or its successor) shall be the venue and exclusive proper forum in which to adjudicate any case or controversy arising either, directly or indirectly, under or in connection with this Agreement and the parties further agree that, in the event of litigation arising out of or in connection with this Agreement in these courts, they will not contest or challenge the jurisdiction or venue of these courts.

22. Construction. This Agreement shall be construed within the fair meaning of each of its terms and not against the party drafting the document.

23. THE EXECUTIVE ACKNOWLEDGES THAT HE HAS READ THIS ENTIRE AGREEMENT, HAS HAD THE OPPORTUNITY TO DISCUSS THIS WITH HIS COUNSEL AND FURTHER ACKNOWLEDGES THAT HE UNDERSTANDS THE RESTRICTIONS, TERMS AND CONDITIONS IMPOSED UPON THE EXECUTIVE BY THIS AGREEMENT AND UNDERSTANDS THAT THESE RESTRICTIONS, TERMS AND CONDITIONS MAY BE BINDING UPON THE EXECUTIVE DURING AND AFTER TERMINATION OF THE EMPLOYMENT OF THE EXECUTIVE.

IN WITNESS WHEREOF, the parties have executed this Agreement as of date set forth in the first paragraph of this Agreement.

Company	Executive
Doc.com Inc.	Daniel Fraser
[signature]	Daniel Fraser
Charles Nader Chief Executive Officer 6/2/2025	Daniel Fraser 6/1/2025

Exhibit A

1. Scope of Work

    a. Job Title. The Executive shall serve the Company as its Blockchain Deployment Director

    b. Departmental Authority and Reporting. The Executive shall operate the executive operations of the blockchain technology departments across the Company, its subsidiaries, and divisions, ensuring alignment with the strategic guidelines and direction set by the Board of Directors. The Executive shall report to the Chief Technology Officer, and conform the Executive's conduct and goals to the direction of the Chief Technology Officer.

    c. Duties and Responsibilities. The following shall constitute the general duties of the Executive:

All activities listed below require CTO review, approval, and strategic coordination.

Vision & Strategy

- Define and own the blockchain vision within the company's overall technology and business strategy.
- Identify opportunities where blockchain (public, private, or hybrid) can add business value via innovation, cost reduction, transparency, or decentralization.
- Lead the development of the crypto-related business model, token utility definition, value proposition, and monetization strategy.

Cryptocurrency Development

- Lead the design of the company's native cryptocurrency, including tokenomics, issuance mechanisms, use cases, and lifecycle management.
- Develop a robust whitepaper and crypto business plan for investors and users.
- Define communication strategy and positioning within the crypto ecosystem.

Technical Architecture

- Oversee the design and implementation of blockchain architecture, smart contracts, decentralized applications (dApps), and related APIs.
- Ensure interoperability and integration between blockchain layers and the company's existing infrastructure.
- Define technical standards, scalability goals, and infrastructure requirements for blockchain deployment.

Security, Compliance, and Governance

- Establish security best practices, including secure smart contract development, audits, and bug bounty programs.
- Advise or lead smart contract audits, penetration tests, and blockchain network upgrades.
- Design on-chain and off-chain governance mechanisms, under CTO approval.
- Ensure full compliance with KYC/AML, data privacy, and financial regulations across all blockchain activities.
- Monitor and mitigate legal and operational risks tied to decentralization, anonymity, and immutability.

Ecosystem & Partnership Development
- Build strategic partnerships with blockchain foundations, exchanges, DeFi platforms, oracles, and wallet providers.
- Represent the company in relevant blockchain alliances, consortiums, standards bodies, and global events.
- Develop and manage a partner ecosystem that supports scalability and market presence.

Market Intelligence & Innovation
- Monitor evolving trends in Web3, NFTs, DeFi, Layer 2 solutions, DAO frameworks, and regulatory shifts.
- Translate insights into innovation proposals and tactical adjustments, presented for CTO review and prioritization.

Decision-Making Authority
- All strategic decisions (technical, financial, legal, or marketing-related) must be validated and approved by the CTO.
- Independent initiatives must align with the CTO's vision and require regular reporting and checkpoints.

2. Term. This Agreement shall commence on the Effective Date, and shall continue for a period of not less than five years. This Agreement shall automatically renew for a period of not less than one year, unless earlier terminated, or unless a party elects not to renew. The Company and Executive anticipate the Executive's first day of employment to be on or around July 1, 2025.

3. Compensation

   a. Salary. Company shall pay to Executive an annualized salary of $200,000 US dollars, to be paid in accordance with the Company's standard payroll schedule; provided, however, that such schedule shall not allow for payment frequency of less than one payment per calendar month, with such payments being as close to equal amounts as practicable.

   b. Bonuses.

      i. Company shall award to Executive a bonus of 15,000 Class A shares in the Company without restrictions, with such award being due upon the Effective Date.

      ii. Company shall provide to Executive an annual bonus of not less than fifty percent (50%) of Executive's salary, but any award in excess of such amount shall be in the Company's sole discretion. Such bonus shall be paid not later than March 10 of the calendar year following the year in which the bonus was awarded.

c. Options. Company shall award to Executive Class A shares in the Company upon the dates and in the amounts provided as follows:

Award Amount	Date of Award
250,000	July 1, 2025
250,000	July 1, 2026
250,000	July 1, 2027
250,000	July 1, 2028

THE PARTIES EXPRESSLY AGREES, ACKNOWLEDGE AND UNDERSTAND THAT THE STIPULATED VALUE OF ALL SHARES HEREIN DESCRIBED SHALL BE ONE AMERICAN DIME ($0.10).

d. Vacation. Company shall provide to Executive not less than four (4) weeks of paid vacation, exclusive of all holidays that the Company may elect to provide as part of its standard benefits and employee holiday programs.

e. Benefits. Company shall provide to Executive coverage under Company's Director's and Officer's insurance policies, as well as all health and medical insurance policies and coverages effective as of the Effective Date. It is the express intent of the parties that Executive shall be entitled to coverage under full executive health benefits, irrespective of the actual benefits the Company may offer to its employees.